

April 25, 2023

Yves Decadt
Chief Executive Officer
BioLingus (Cayman) Limited
Grossmatt 6
CH-6052 Hergiswil NW
Switzerland

> **Re: BioLingus (Cayman) Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted March 29, 2023**
> **CIK No. 0001966522**

Dear Yves Decadt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 29, 2023

Cover Page

1. We note your disclosure about Holding Foreign Companies Accountable Act. Please update your disclosure here, and wherever else appropriate, to reflect that the Holding Foreign Companies Accountable Act's timeline for a potential trading prohibition was shortened from three years to two years as part of the Consolidated Appropriations Act, 2023 which was signed into law on December 29, 2022.

2.   Please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date to investors, and quantify the amounts if applicable.

3.   We note that you checked the Rule 415 box on the cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise accordingly.

Prospectus Summary, page 5

4.   Please balance your prospectus summary by including disclosure regarding your history of net losses and the auditor's explanatory paragraph regarding your ability to continue as a going concern.

5.   We note your disclosure here and at the top of page 89 that it has become clear to you that there are two areas for your technology with significant commercial potential, including "Immunology." However, we note your disclosure on page 87 that you spun-out and licensed all the rights to all non-metabolic applications from BioLingus I to BioLingus II, which you do not appear to own. When discussing the application of your technology to immunology, please clarify that you only hold the rights to metabolic applications or otherwise advise.

Advantages of the BioLingus Platform, page 6

6.   Please provide support for your statement that your products produce "no or little gastro-intestinal side effects".

Our Products, page 7

7.   We note your pipeline table on page 7 includes a combined Phase Ib/IIa column for all of your product candidates. Please revise your pipeline table to include separate columns for Phase I and Phase II since you do not appear to have received authorization to proceed with a Phase I/II combined trial for each of your product candidates shown in the table.

8.   We note your footnotes under your pipeline table indicate that certain of your product candidates are "trailing" your other product candidates by a certain number of months. Given the stage of your product candidates and the length of time and uncertainty involved in product candidate development, it appears premature and inappropriate to quantify how many months one candidate is "trailing" from another one of your product candidates.

9.   Please revise your pipeline table to clarify what "SL" means.

10.   We note your disclosure here that "[u]ntil now, both drugs [(Liraglutide and Exenatide)] are generally only available by injection" and that "Semaglutide is a GLP-1 product available as an oral dosage form." Please clarify whether Liraglutide and Exenatide are currently available in an oral version or otherwise advise.

Significant Risk Factors, page 9

11.   Your risk factor summary currently exceeds two pages. Please revise your risk factor summary to be no more than two pages and to discuss the principal factors that make an investment in you or the offering speculative or risky, rather than listing each heading that appears in the Risk Factors section. For guidance, please refer to Item 105(b) of Regulation S-K.

Transfers of Cash to and from Our Subsidiaries, page 14

12.   Provide a clear description of how cash is transferred through your organization. Please also quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Use of Proceeds, page 60

13.   We note that you intend to use 10% of the proceeds from this offering to repay external borrowings due in 2023. Please revise to set forth the interest rate and maturity of any indebtedness to be discharged with the proceeds from this offering. If any of the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Item 3.C.4 of Form 20-F for guidance.

Capitalization, page 68

14.   Please revise to address the following comments for your capitalization table:

- Include long-term debt as part of your capitalization as presented on the page F-24 balance sheet as of October 31, 2022.
- Include share information, both historical and pro forma, in the caption for ordinary shares, no par value.
- Double underline cash and cash equivalent so it is obvious that cash and cash equivalents are not part of your capitalization.

Industry
Our Competitive Strengths, page 84

15.   We note references to conclusions related your scientific data here and throughout your registration statement. For example only, we note your statement that sublingual drug delivery "substantially enhances the efficacy of immuno-active and other drugs." Please replace all claims or conclusions related to efficacy with a description of the objective data resulting from the trials and explain how the trials were conducted.

16.   We note your statements here that your BioLingus platform is a "[b]reakthrough formulation technology" and a "breakthrough platform." Please tell us your basis for asserting that your platform is a "breakthrough" technology or platform given the current stage of your clinical development or otherwise advise.

17.   You cite to reports for statistical information regarding your industry in this section and elsewhere in the prospectus. Please note that when you include an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, you assume responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.

Business
Overview, page 86

18.   Please define the meaning of the Latin phrase "primus inter pares."

19.   We note your disclosure that as part of your spin-out of BioLingus IP II GmbH you "granted the rights to all non-metabolic applications from BioLingus I to BioLingus II." Please update your disclosure to discuss the material terms of the agreement, including the aggregate amounts paid to date under the agreement, the aggregate future potential payments and the termination provisions.

Our Products, page 89

20.   Please revise this section to provide a more fulsome discussion of your product candidates, including a discussion of any development activities conducted since inception, the current development status of your product candidates and the indications you are targeting.

21.   We refer to your statements here that you intend to pursue a section 505(b)(2) approval pathway. Please also update your Prospectus Summary section to disclose the potential approval pathway you plan to rely on. In addition, please expand your discussion of this approval pathway so that investors understand the necessary steps to receive FDA approval using this process. Please identify and describe the specific studies and results you intend to rely on, including identifying the parties that performed these studies. Please also disclose if the FDA has given any indication that you may use such pathway for your candidates and consider updating your risk factor section to discuss any specific risks to this potential product approval pathway.

22.   We note your disclosure that benefits of the 505(b)(2) pathway include: "faster development" and "lower development risk." Please revise your disclosure to remove any implications that your product candidates will be approved, are more likely to receive FDA approval or will be approved quickly.

Our Commercialization Strategy, page 90

23.   Please remove the statement implying that you will be able to commercially sell your product candidates two to three years after signing licensing agreements with potential partners, as this statement is speculative in light of the current regulatory status of your product candidates.

24.   Please provide a brief summary of the market research conducted to support your statement that "80% of the patients who currently take the injectable forms, would switch to an oral form of these products."

Intellectual Property, page 93

25.   Please revise your intellectual property disclosure to clearly identify: (i) the product candidate(s) dependent on each patent, (ii) whether the patent is owned or licensed, (iii) the type of patent protection (e.g., composition of matter, use, or process) and (iv) the expiration dates for each patent discussed in this section.

Principal Shareholders, page 108

26.   Please revise your table to identify the natural person(s) that has voting and/or dispositive control over the shares held by Glorious Quintessence Limited.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

27.   Your auditor refers to a going concern as an emphasis of matter in its auditor's report which also references Note 1 that the Company had a working capital deficit, incurred a net loss, an accumulated deficit and its net cash outflows from operating activities which raised substantial doubt about the Company's ability to continue as a going concern. Please note that PCAOB AS 2415.03c requires the auditor to include an explanatory paragraph, including an appropriate title (immediately following the opinion paragraph), in its audit report to reflect its conclusion if substantial doubt exists. Please have your auditor revise their opinion, if necessary, or explain in detail why no revision is necessary.

Note 1. Organization and Principal Activities, page F-8

28.   The organization chart presented here appears different from the version presented on page 18 in regard to Glorious Quintessence Limited and the share percentages for the three founders. Please revise to be consistent, or explain otherwise.

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-12

29. Here you disclose that you recognize license income on the straight-line basis over the license terms because the customer simultaneously receives and consumes the benefits provided by the company. Tell us whether this policy applies to your license agreement with BioLingus IP II GmbH as disclosed at page 87. And if so, please provide us an analysis for your revenue recognition under this license agreement. In your response, specify your determination of the nature of the company's promises under ASC 606-10-55-59 through 63. Please also expand your disclosures here, or elsewhere in the filing, to include material rights and obligations for each party under the license agreement.

Note 10. Provision for Income Taxes, page F-18

30. Please revise to provide all the required disclosures under ASC 740-10-50, including those disclosures required for public entities.

Exhibits

31. Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T.

General

32. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin Tan, Esq.